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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 3)

                         ------------------------------


                        SAVVIS COMMUNICATIONS CORPORATION
                                (Name of Issuer)


Common Stock, par value $.01 per share                       805423 10 0
   (Title of class of securities)                           (CUSIP number)


                             Nancy C. Gardner, Esq.
                              REUTERS AMERICA INC.
                             Acting General Counsel
                              The Reuters Building
                                 3 Times Square
                            New York, New York 10036
                                 (646) 223-4203
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  June 1, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

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
CUSIP No.  805423 10 0                                            13D                                                  Page 2 of 10
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         REUTERS GROUP PLC
                            I.R.S. IDENTIFICATION NO.                        IRS NO.
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  Not Applicable
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                       England and Wales
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                 16,298,827
        OWNED BY                                                                                        (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                       0
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                            16,298,827
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                     16,298,827
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        14.99%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              HC; CO
------------------------    --------------------------------------------------------------------------------------------------------

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
CUSIP No.  805423 10 0                                            13D                                                  Page 3 of 10
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                               REUTERS AMERICA INC.
                            I.R.S. IDENTIFICATION NO.                              IRS NO. 13-3320829
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    ------------------------------------------------------------------------------------ -------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  OO; WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                            PURSUANT TO ITEM 2(d) OR 2(e):                                                         [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                                  0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                       16,298,827
        OWNED BY                                                                                              (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                             0
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                                  16,298,827
                                                                                                              (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           16,298,827
                                                                                                              (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        14.99%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------
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
CUSIP No.  805423 10 0                                            13D                                                  Page 4 of 10
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         REUTERS S.A.
                            I.R.S. IDENTIFICATION NO.                        IRS NO.
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  OO; WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):     [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                          Switzerland
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                 16,298,827
        OWNED BY                                                                                        (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                       0
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                            16,298,827
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                     16,298,827
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        14.99%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------





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CUSIP No.  805423 10 0                                            13D                                                  Page 5 of 10
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         REUTERSS HOLDINGS SWITZERLAND SA
                            I.R.S. IDENTIFICATION NO.                        IRS NO.
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                   WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):     [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                          Switzerland
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                 16,298,827
        OWNED BY                                                                                        (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                       0
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                            16,298,827
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                     16,298,827
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        14.99%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

                     This Amendment No. 3 amends the Schedule 13D dated May 14, 2001, as amended, filed by Reuters Group PLC ("RGPLC"), Reuters America Inc. ("RAM"), Reuters S.A. ("RSA") and Reuters Holdings Switzerland SA ("RHSSA" and, collectively with RGPLC, RAM and RSA, the "Reporting Persons"), with respect to the common stock, par value $.01 per share ("Common Stock"), of SAVVIS Communications Corporation ("Savvis").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     Item 3 is hereby amended and supplemented as follows:

                     The consideration for the purchase of the Notes at the Second Closing (as defined below) was the payment of $10 million in cash by RHSSA pursuant to the Securities Purchase Agreement. RHSSA used working capital to purchase such Notes and expects to use working capital for the purchase of any additional Notes.

ITEM 4.  PURPOSE OF TRANSACTION

                     Item 4 is hereby amended and supplemented as follows:

                     On June 1, 2001, RHSSA and Savvis completed an additional closing under the Securities Purchase Agreement in which RHSSA subscribed for and purchased from Savvis $10 million aggregate principal amount of the Notes (the "Second Closing"). A copy of the Note issued to RHSSA at the Second Closing is attached hereto as Exhibit 12 and is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 3 are incorporated herein by reference. As of June 1, 2001, RGPLC beneficially owned in the aggregate 16,298,827 shares of Common Stock, representing approximately one share less than 15% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 108,658,853, being determined, in accordance with Rule 13d-3(d)(1) under the Exchange Act, equal to the sum of (i) 93,844,039 shares, based on the representation made by Savvis under the Securities Purchase Agreement, (ii) RHSSA's right to acquire 7,407,407 shares of Common Stock upon conversion of the Notes purchased by it at the Initial Closing and (iii) RHSSA's right to acquire 7,407,407 shares of Common Stock upon conversion of the Notes purchased by it at the Second Closing).

                     The Savvis Stock Option gives RAM and RSA (collectively, "Reuters") the right to acquire an aggregate of 45,483,702 shares of Common Stock from Bridge subject to certain limitations discussed below. In addition, the Notes issued at the Initial Closing and the Second Closing give RHSSA the right to acquire upon conversion 14,814,814 shares of Common Stock, representing 13.63% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 108,658,853, being determined in accordance with Rule 13d-3(d)(1) under the Exchange Act as set forth above).

                     Currently, however, under the terms of the Savvis Stock Option Agreement, Reuters may only exercise the Savvis Stock Option with respect to such number of shares of Common Stock as would not result in Reuters becoming an "interested stockholder" as defined in Section 203 of the DGCL (i.e., the beneficial owner of 15% of the outstanding Common Stock as determined in accordance with Section 203 of the DGCL). As a result, because the Notes currently represent beneficial ownership by RHSSA of 14,814,814 shares of Common Stock (or 13.63% of the outstanding Common Stock (determined in accordance with Section 203 of the DGCL)), the Savvis Stock Option is currently exercisable by Reuters for 1,484,013 shares (or 1.36% of the outstanding Common Stock (determined in accordance with Rule 13d-3(d)(1) under the Exchange Act)). The number of shares of Common Stock which are able to be purchased by Reuters under the terms of the Savvis Stock Option will fluctuate depending on the total number of shares of Common Stock outstanding from time to time and the number of shares otherwise beneficially owned by Reuters as determined under Section 203 of the DGCL, including as a result of any further issuance of Notes which are convertible into shares of Common Stock.

                     The Savvis Stock Option Agreement also gives Reuters the right to vote the shares of Common Stock subject to the Savvis Stock Option. However, this voting right covers the lesser of (x) the number of shares for which the Savvis Stock Option is exercisable and (y) unless and until any requisite filing under the HSR Act has been made and the waiting period with respect thereto has expired, such number of shares that may be acquired by Reuters without the making of a filing under the HSR Act.

                     Except as disclosed in this Item 5(a), none of the Reporting Persons beneficially owns, nor, to the best of their knowledge, none of their directors or executive officers beneficially owns, any shares of Common Stock.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 3 and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) Except as disclosed in Item 4 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock of Savvis since the most recent filing on Schedule 13D.

           (d) Not applicable.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                     Item 6 is hereby amended and supplemented as follows:

                     The response to Item 4 hereof is incorporated herein by reference.

                     RHSSA has been issued the Note purchased at the Second Closing. The Note issued at the Second Closing is attached hereto as Exhibit 12.

                     On May 31, 2001, RHSSA and Savvis amended the Securities Purchase Agreement and the Note issued at the Initial Closing (the "First Amendment"). A copy of the First Amendment is attached hereto as Exhibit 13.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 12. $10,000,000 principal amount, 12% Convertible Senior Secured Note due May 1, 2005 of SAVVIS Communications Corporation in favor of Reuters Holdings Switzerland SA.

           Exhibit 13. First Amendment to the Securities Purchase Agreement, by and between SAVVIS Communications Corporation and Reuters Holdings Switzerland SA, dated as of May 31, 2001.

















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
                                   SIGNATURES

                     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: June 4, 2001

                                 REUTERS GROUP PLC

                                 By: /s/ Stephen P. Lehman
                                    ----------------------------------------
                                    Name: Stephen P. Lehman
                                    Title: Attorney-in-fact



                                 REUTERS AMERICA INC.

                                 By: /s/ Stephen P. Lehman
                                    ----------------------------------------
                                    Name: Stephen P. Lehman
                                    Title: Vice President



                                 REUTERS S.A.

                                 By: /s/ Stephen P. Lehman
                                    ----------------------------------------
                                    Name: Stephen P. Lehman
                                    Title: Attorney-in-fact



                                 REUTERS HOLDINGS SWITZERLAND SA

                                 By: /s/ Stephen P. Lehman
                                    ----------------------------------------
                                    Name: Stephen P. Lehman
                                    Title: Attorney-in-fact

                                  EXHIBIT INDEX
                                  -------------



           Exhibit 12. $10,000,000 principal amount, 12% Convertible Senior Secured Note due May 1, 2005 of SAVVIS Communications Corporation in favor of Reuters Holdings Switzerland SA.

           Exhibit 13. First Amendment to the Securities Purchase Agreement, by and between SAVVIS Communications Corporation and Reuters Holdings Switzerland SA, dated as of May 31, 2001.



















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